UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         January 2005

Commission File Number    0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        EnerNorth Industries Inc.
        (formerly: Energy Power Systems Limited)

Date: January 27, 2005                        By:____"Sandra J. Hall"____ ______
        Sandra J. Hall,
                                President, Secretary & Director

ENERNORTH INDUSTRIES INC.
(the "Corporation")

Voting Results for the Special Meeting of the Holders of Common Shares
Held on January 26, 2005
Pursuant to Section 11.3 of National Instrument 51-102

Matter	Outcome
In respect of the special resolution of the holders of common shares authorizing a sale by the Corporation of its interest in M&M Engineering Limited	Carried
In respect of the special resolution of the holders of common shares authorizing an amendment to the articles of the Corporation to change the name of the Corporation.	Carried

DATED the 27th day of January, 2005

ENERNORTH INDUSTRIES INC.

"Sandra J. Hall"
Per:    _____________________________
Sandra J. Hall
President